

February 4, 2014

<u>Via E-Mail</u>
Jason Martinez, Esq.
Smith Anderson
150 Fayetteville Street, Suite 2300
Raleigh, NC 27601

> **RE: The Pantry, Inc.**
> **Preliminary Proxy Statement**
> **Filed January 29, 2014**
> **Soliciting Materials Filed Pursuant to Rule 14a-12**
> **Filed on January 29 and 30, 2014**
> **File No. 000-25813**

Dear Mr. Martinez:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

1.   Please revise to clearly mark the proxy statement as preliminary. See Exchange Act Rule 14a-6(e)(1).

2.   Please complete the blanks in your document.

3.   Please confirm that the Company will post its proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16.

Background of the Solicitation, page 6

4.   Please revise to clarify the nature of the "changes" and "thoughts" regarding the composition of the Board communicated by JCP. Also revise to clarify the nature of the discussion that occurred among the Board on December 27, 2013.

5.   Please revise to clarify the reasons underlying the recommendations by the search firm and Corporate Governance and Nominating Committee to your Board on January 8, 2014, and the reasons underlying the Boards' conclusion to not include any JCP nominee.

Principal Stockholders, page 8

6.   Please identify the natural persons who have or share voting and/or dispositive power with respect to the shares held by the entities listed in the table. Also, it is unclear from note 6 who has or shares dispositive power with respect to the shares you reference. Please revise to identify those natural persons.

Information About Our Board of Directors, page 11

7.   Please tell us the reasons for the knowledge qualifiers in your document. What prevents you from knowing and disclosing this information? Please explain or revise, as appropriate.

8.   The information disclosed in the third paragraph appears limited to your current "directors and executive officers." Please revise to include each participant in this solicitation. See Item 5(b)(1)(iii) of Schedule 14A.

9.   Please revise to clarify the business experience of Mr. Miles during the past five years, and the dates of the experience to which you refer, such as his employment with Eli Lilly. See Item 7(b) of Schedule 14A.

Proposal No. 1 Election of Directors, page 16

10. We note the Board reserves the right to vote for unidentified substitute nominees. Please confirm for us that should the Board identify or nominate substitute nominees before the meeting, they will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

11.   Please tell us, with a view toward revised disclosure, whether there would be any effects (and their amount) from the election of the insurgents' nominees on the company. Address, for example, whether any change of control payments would be due or any company obligations (through debt or otherwise) would become due or accelerated.

12.   Please disclose whether your nominees have consented to being named in the proxy statement and to serve if elected. Refer to Exchange Act Rule 14a-4(d).

Costs of Soliciting Proxies, page 59

13.   We note that you and your agents may solicit proxies by telephone, personal communications and other means. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

Shares of Company Securities . . ., page A-3

14.   Please clarify the significance of the numbers appearing next to each participant's name. We note that no footnotes appear after the table.

Soliciting Materials Filed Pursuant to Rule 14a-12

15.   In future filings, please revise to remove the statements that the individuals to which you refer "may be deemed" participants in the solicitation. As you know, the term "participant" is defined in Instruction 3 to Item 4 of Schedule 14A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to Perry Hindin at (202) 551-3444 or me at (202) 551-3641.

Sincerely,

/s/Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers & Acquisitions

cc (via E-mail):   Thomas D. Carney, Esq.
                      General Counsel and Secretary